EXHIBIT 99.1

CN Energy Group. Inc. Appoints Steven Berman as the Chief Executive Officer

LISHUI, China, Feb. 16, 2024 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) (the "Company"), a high-tech enterprise specializing in cogeneration of high-quality wood-activated carbon and clean energy, today announced the appointment of Steven Berman as its new Chief Executive Officer, effective immediately. This appointment follows a comprehensive global search.

We believe Mr. Berman will bring a wealth of experience to the Company as the Chief Executive Officer, with over 28 years of leadership expertise in customer service, finance, sales and innovative technology. Mr. Berman is the founder of Berman Electronic Enterprises LLC (“BE Enterprises”), a private global enterprise in the semiconductor industry, and has been operating BE Enterprises for the past 15 years. BE Enterprises is a full-service global distributor of electronic components servicing original equipment manufacturers and contract manufacturers worldwide.

Before his tenure in the semiconductor industry, Mr. Berman was an investment banker at some of North America's leading investment firms including Citigroup and Dreyfus, a division of Mellon Investments Corporation.

Mr. Berman will lead CN Energy in its continued development, manufacturing, and distribution of wood-based activated carbon on a global scale, with a focus on the US Markets. Mr. Berman aims to expand the Company’s horizon into the semiconductor distribution industry, fostering a dual business model that combines being a global distributor of electronic components with manufacturing of wood-based activated carbon. Although the expansion into semiconductor distribution anticipates potential acquisitions, no such targets have been identified to date. This vision includes both focus on technology and AI powered semiconductor chip distribution, alongside being a key manufacturer and distributor of activated carbon for pharmaceutical manufacturing, water purification, environmental protection and food and beverage production.

Upon his appointment, Mr. Berman commented, “I am honored and excited to have been selected to lead CN Energy. With the rapid expansion of applications for activated carbon as well as the ever-growing need for semiconductors and creative supply chain for both commodities, I am focused and dedicated to shareholder transparency and increased profitability. I look forward to our bright future as a shareholder focused management team.”

About CN Energy Group. Inc.

With patented proprietary bioengineering and physiochemical technologies, the Company has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into a valuable product and delivering significant financial, economic, environmental, and ecological benefits. The Company's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com (http://www.cneny.com/).

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial conditions, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with the U.S. Securities and Exchange Commission, including without limitation, the Company's registration statements and other filings with the U.S. Securities and Exchange Commission that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.

Investor Relations Contact:

+86-571-87555823

ir@cneny.com